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Exhibit 99.1

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority Old Broad Street London EC2N 1HP

AVS NO	549628

Please ensure the entries on this return are typed

1.	Name of company
Bookham Technology plc

2.	Name of Scheme
1995 and 1998 Employee Share Option Schemes and Warrants

3.	Period of return:	From 03/11/02	to 02/05/03

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme		2,408,641 Ordinary shares of 1/3p

5.	Number of shares issued/allotted under scheme during period		17,221

6.	Balance under scheme not yet Issued/allotted at end of period		2,391,420

7.	Number and class of share(s) (amount of Stock/debt securities) originally listed and The date of admission;		4,610,000 Ordinary shares of 1/3p 3rd November 2000

Please confirm the total number of shares in issue at the end of the period in order for us to update our records

204,950,872

Contact for queries:		Address:	Bookham Technology plc

Name:	Shiona Cranstoun

Telephone:	(01235) 837853

Person Making Return

Name:	Philip Davis
Position:	Company Secretary
Signature:

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  Exhibit 99.1
SCHEDULE 5 BLOCK LISTING SIX MONTHLY RETURN